Banco Itaú Holding Financeira S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Renewal of Services Contract with the state of Rio de Janeiro

1.

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) announces that has amended until 12/31/2011 the Services Contract with the state of Rio de Janeiro for the payment of all active and inactive civil servants, collection and distribution of tax payments, payments to suppliers of goods and services on behalf of the State, its representative organs and entities.

2.	The amendment provides for the disbursement of R$ 750 million in cash.

3.	In accordance with the Brazilian accounting principles and in line with current practice, this payment will be recognized in the results proportionally over the tenor of the contract.

4.	For the Bank, this operation translate into the maintenance of about 460 thousand civil servant customers from the state of Rio de Janeiro (with the 2nd largest GDP in Brazil).

5.

The State, state civil servants, suppliers of goods and services, the municipalities and the entire population of the state of Rio de Janeiro, will continue to enjoy the convenience of Itaú’s services through its 324 branches (the largest branch network in the state), together with 2,000 ATMs and differentiated financial services.

6.

This operation is consistent with the allocation of capital of ITAÚ HOLDING for businesses which create stockholder value, together with the Bank’s vision of sustainability and reaffirming its confidence in the future of Brazil.

São Paulo, May 31, 2007.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer